

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Jun Liu
Chief Executive Officer
ATIF Holdings Ltd
25391 Commercentre Dr., Ste 200
Lake Forest, CA 92630

>   **Re: ATIF Holdings Ltd**
>   **Registration Statement on Form S-3**
>   **Filed December 21, 2022**
>   **File No. 333-268927**

Dear Jun Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed December 21, 2022

Prospectus Cover Page, page i

1.   It is not clear from your disclosure where your clients are located. To the extent applicable, please provide prominent disclosure about the legal and operational risks associated with having the majority of the company's business or customers being located in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct

its business. Your prospectus should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page

2.   Please provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-references to the consolidated financial statements.

3.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, please summarize the policies on your cover page and in the prospectus, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus.

The Company, page 2

4.   We note disclosure here that you are now headquartered in California, USA and that your "goal is to become an international financial consulting company with clients and offices throughout North America and Asia." Please disclose where your officers, directors and key employees are located. In addition, please disclose where your clients are located. Finally, with a view towards disclosure, please tell us how much of your current business activity is connected with China or Hong Kong. In this regard, we note that revenues recognized from activities in China represent 83.5% of your total net revenues for the year ended July 31, 2021.

5.   To the extent one or more of your directors, officers or members of senior management are located in the PRC/Hong Kong, please include a new "Enforceability" section, consistent with Item 101(g) of Regulation S-K, and please add a new risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Corporate Structure, page 3

6.   Please revise the corporate structure diagram on page 3 to show the owners of the remaining equity interests in ATIF Southern LLC and ATIF-1 LP.

7.   Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash

between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

Recent Regulatory Development, page 4

8. As applicable, please disclose each permission or approval that you, or your subsidiaries, are required to obtain from Chinese authorities to operate your business. State whether you, or your subsidiaries, are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Summary Consolidated Financial and Operating Data, page 5

9. According to your Form F-1, Amendment 1, your "revenues recognized from activities in China represent 83.5%, 94% and 100% of our total net revenues for the years ended July 31, 2021, 2020 and 2019…" For the financial year ended July 31, 2021, which are incorporated by reference into your filing, we note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Risk Factors, page 10

10. As applicable, in your risk factors, disclose the risks of having the majority of the company's operations in or revenues from China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example,

specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time which could result in a material change in your operations and/or the value of the securities you are registering for sale.

11. Given the Chinese government's significant oversight and discretion over the conduct of your business in China, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

13. Please disclose the risks associated with winding-up your VIE structure.

Exhibit Index
Exhibit 5.1, page II-2

14. Please have counsel revise the legal opinion to also state that the warrants will be binding obligations under the law of the jurisdiction governing the warrant agreement. Refer to Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services